GENSPERA, INC.
______________________________________________________

December 10, 2008

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	GenSpera, Inc.
Amendment No. 1 to Form S-1
Filed November 24, 2008
File No. 333-153829
Dear Mr. Riedler:

We are submitting this letter in response to your comments of December 9, 2008, with regard to the above referenced filing of GenSpera, Inc.  (“Company”).  This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Amendment No. I to Form S·1

Prior Comments 27 and 28

1.
We note that you have deleted the two risk factors addressed by our prior comments 27 and 28. We do not believe these risk factors qualify as "risks that could apply to any issuer" within the meaning of Item 503(c) of Regulation S-K, and therefore ask that you replace each risk factor and revise each according to our prior comments. Specifically, with respect to the risk factor beginning '"'The Company's products may be expensive to manufacture...... we ask that you provide further details as to why there are fewer potential manufacturers for the company's proposed products as opposed to other drugs currently on the market, why the Company's proposed products require a greater level of needed expertise, and the "other general conditions affecting manufacturers of its expertise" and the "other general conditions affecting manufacturers of its products." With respect to the risk factor beginning "In order to secure market share and generate revenues...... we ask that you describe the "established treatment methods" and "more conventional drugs and therapies manufactured and marketed by major pharmaceutical companies" with which the company's proposed products will compete.

Response: We revised our filing pursuant to your telephone conversation with Laura Crotty, specifically:

GENSPERA, INC.
______________________________________________________

Prior Comment 27

We have omitted the risk factor relating to “The Company’s products may be expensive to manufacture….”.  This risk factor was carried over from documents that were prepared prior to our actual start of manufacture and is now inapplicable to our current situation. We have found numerous suppliers for various components of our drugs and the process costs are much less than we anticipated prior to having any data.

Prior Comment 28

We have reinserted the deleted risk factor beginning “In order to secure market share and generate revenues…” but have clarified it with regard to when we expect to be concerned with specific competitors.  Until we know more exactly the efficacy and toxicology profile in human patients together with its first disease of approved use, it is impossible to make comparisons with other approved drugs as they are far too numerous to be included in this document.

"We depend on Craig A. Dionne..PhD. our Chief Executive Officer..." page8

2.	We note your response to our prior comment 29. Please revise your risk factor discussion to specifically state that you currently do not have employment agreements with Dr. Dionne or Mr. Richardson.

Response: We have revised the risk factor as requested.

Our Business, page 12

3.	Our prior comment 50 asked that you expand your disclosure to include a more robust discussion of your business development. Please explain what role the co inventors currently play in your company.

Response:	We have added statements that clarify the roles of the co-inventors as co-founders and members of our Scientific Advisory Board to this paragraph.

Masking/Targeting Agent. page 15

4.
Our prior comment 54 asked that you revise the graphic titled ''How to make our pro-drugs" to address three specific points, one of which being that some of the descriptions in the graphic are illegible due to font size and color. When viewing the graphic as if it contained four rows of text, the first two phrases contained in the bottom and fourth line of text, written in  gray text are still illegible. Please revise.

GENSPERA, INC.
______________________________________________________

Response:	We have revised as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations, page 20

5.
Your current description of your relationship with Johns Hopkins University is incomplete. Please provide a complete description of any oral or written arrangements or agreements you have with referenced laboratories. Johns Hopkins University, your co-founders and any relevant academic channels, naming all parties involved. Your description should address what research is being conducted, by whom, where the funds are coming from, how the company benefits from any such arrangements and the respective parties' obligations. Describe your relationship with Drs. Isaacs and Denmeade. All material contracts, whether oral or written should be included as exhibits to the registration statement. You may provide summaries of oral contracts as exhibits to the registration statement if necessary.

Response:
We have clarified that we have no oral or written arrangements with Johns Hopkins University with regard to intellectual property or research matters by adding a statement to this effect to the introductory Section under Our Business, page 12.

6.
Please expand your description of any oral or written understandings or arrangements you have with Johns Hopkins Oncology Center and Wisconsin Comprehensive Cancer Center. We note your references to these organizations on page 21.

Response:
We have clarified that we are currently in contract negotiations with Johns Hopkins Oncology Center and University of Wisconsin Comprehensive Cancer Center for the conduct of our clinical trials at those sites on page 21.

GENSPERA, INC.
______________________________________________________

Results of Operations, page 23

7.
We note your response to our prior comment 79 relating to the assumption of patent fees and costs and related attorney fees. Please include the explanation provided in your supplemental response letter in the registration statement.

Response:	We have included the requested disclosure under the caption “Research and Development Expenses”

8.
Please refer to your response to comment 80 and your revised disclosures. We note that you still have included explanations for changes in expense line items that include several factors without quantifying each factor. For example, in your explanation for the increase in general and administrative expenses for the nine months ended September 30, 2008, you disclose that the increase related to compensation, consulting, professional fees and other expenses but you do not quantify the amount of the change due to each of these factors. Please revise where applicable. In addition, please include an explanation for the increase in finance costs for the nine months ended September 30, 2008.

Response:	We have made the requested disclosure.

Liquidity and Capital Resources, page 25

9.
Please refer to your response to comment 86 and your revised disclosures. Please revise your disclosure to include an explanation for the cash used in investing activities for the nine month period ended September 30. 2008. In addition, please include an explanation for the increase in accounts payable and accrued expenses for the nine month period ended September 30. 2008.

Response:	The requested disclosure has been included under Liquidity and Cash Resources.

Certain Relationships and Related Transactions, page 29

10.
We note your response to our prior comment 95 in which you indicate that you have removed the tern "majority" when discussing Dr. Dionne throughout the registration statement. However, the term is still contained in numerous places in the Notes to the Financial Statements: Note 2 on page 48; Note 3 on page 49; Note 2 on page 57. Please remove all references to Dr. Dionne as the "majority stockholder:'

Response:	We have revised accordingly.

Selling Stockholders. page 32

11.
In our prior comment 99 we asked that you reconcile various statements throughout the registration statement regarding the issuance of warrants to TR Winston & Company ("Winston''). It does not appear from our review that such statements have been reconciled. Statements on pages 32 and 65 indicate that a warrant to purchase 278,400 common shares was issued to Winston, as well as warrants to purchase an additional 81,800 common shares in lieu of $l63,600 of its cash fee. Footnote 7 on page 35 states that the company issued 255,900 warrants to Winston. Please reconcile these statements.

GENSPERA, INC.
______________________________________________________

Response:
We have revised our disclosure to clarify that a portion of the warrants issued to TR Winston were assigned to Mercer Capital, Ltd for its assistance in the offering.  We have also revised our disclosure to clarity the principal amount of the convertible debenture.

Description of Securities. page 35

12.	Please revise your disclosure to indicate why the company has not paid the penalties accrued as a result of missing the September27, 2008 filing deadline.

Response:	We have revised our disclosure accordingly.

Shares Eligible for Future Sale, page 37

13.
We note your response to comment 102. However, your calculations include some errors. For example, if there are' a total of 12,486,718 common shares outstanding of which 4,490,000 are being registered, a total of 7,996,718 will not be registered, rather than the 7,621,218 shares that you indicate. Please review and revise.

Response:	We have revised our disclosure accordingly.

Notes to Financial Statements for the Years Ended December 31, 2007 and 2006

Note 3-Convertible Notes Payable -Stockholder. page 49

14.	Please refer to your response to comment 108. Please revise your disclosure to clarify that the notes are conventional convertible debt since they are convertible at a fixed conversion price.

Response:	We have revised our disclosure accordingly.

Notes to Financial Statements for the Nine Month Periods Ended September 30, 2008 and 2007

Note 2 -Capital Stock and Stockholder's Equity, page 57

15.
Please refer to your response to comment 113. Please revise your disclosure regarding the warrants to clarify that they are exercisable into unregistered shares of common stock.  Also, please clarify whether there are any events that would require the company to net cash settle the warrants.

GENSPERA, INC.
______________________________________________________

Response:	We have revised our disclosure accordingly.

Note 4 -Intellectual Property. page 60

16.
Please refer to your response to comment 109. It is still not clear how you have determined that these patents will be used in future research and development projects other than projects you conducted during 2007 when the patent costs were included as part of research and development expenses. Please discuss the specific intentions you have related to the alternative future uses.

Response:
We have capitalized the cost of the patents acquired in 2008 since these patents will have alternative future uses. The amounts expensed in 2007 and prior years related to ongoing professional fees incurred for the continued prosecution of the patent portfolio and have been incurred pursuant to our license agreements, when we did not have ownership of the patents. The acquisition of the patents will not only enable us to develop additional technology besides the G-202 product which is currently being developed but will be integral to the marketing or licensing of our products in the future. As stated in our previous response, our business strategy is to develop a series of therapies based on our intellectual property. We then plan to license the rights to further development of the drug candidates to major pharmaceutical companies. The underlying basis for our ability to license theses rights is the ownership of the patents and patent applications underlying the technology. Therefore, the patents and patent applications acquired have alternative future use, and are not consumed in the current research and development activities.

Sincerely,

/s/ Craig Dionne
Craig Dionne, Chief Executive Officer
GenSpera, Inc.